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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66610

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASHINGTON, D.C. 165

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Oak Brook Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1400 West 16th Street
(No. and Street)

Oak Brook	IL	60523
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip D. Bueche — (630) 990-2265
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue,	Blue Island,	Illinois	60406
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 27 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/26

OATH OR AFFIRMATION

I, Philip D. Bueche, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Oak Brook Capital Markets, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Vice President

Title

Notary Public

"OFFICIAL SEAL"
BETTY J. MARQUEZ
Notary Public, State of Illinois
My Commission Expires 05/29/06

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~[illegible]~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST OAK BROOK CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2005

DUNLEAVY & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
First Oak Brook Capital Markets, Inc.

We have audited the accompanying statement of financial condition of First Oak Brook Capital Markets, Inc. as of December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of First Oak Brook Capital Markets, Inc. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
January 17, 2006

FIRST OAK BROOK CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash	$ 8,206
Receivable from broker/dealers	78,454
Securities owned at market value	924,103
Furniture and equipment at cost, net of $7,163 accumulated depreciation	11,715
Other assets	18,729
TOTAL ASSETS	$ 1,041,207

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 9,900
Payable to affiliate	14,829
Deferred revenue	12,636
Total Liabilities	$ 37,365
Shareholder's Equity	
Common stock, $1 par value; 1,000 shares authorized, 1,000 shares issued and outstanding	$ 1,000
Additional paid-in capital	1,013,738
Retained earnings (deficit)	(10,896)
Total Shareholder's Equity	$ 1,003,842
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 1,041,207

The accompanying notes are an integral part of this financial statement.

FIRST OAK BROOK CAPITAL MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Organization - First Oak Brook Capital Markets, Inc. (the Company) is a wholly-owned subsidiary of First Oak Brook Bancshares, Inc. (FOBB) and was incorporated in the state of Illinois on April 23, 2004. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sales of securities. Operations began May 1, 2005.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Securities Owned - Securities positions are valued at market value based on market quotations. Unrealized gains and losses are reflected in the statement of operations.

Securities Transactions - Revenue and related expense arising from securities transactions are recorded on a trade date basis.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Furniture and Equipment - Furniture and equipment are stated at cost, less accumulated depreciation. For financial reporting purposes, depreciation is charged to expense using the straight line method over the estimated useful life of the asset.

NOTE 3 - SECURITIES OWNED

Securities owned at December 31, 2005 consist of a United States Treasury Bill at market value of $924,103. At the time of acquisition, the Company classifies U.S. Government securities, regardless of their original maturity date, as securities owned and not as cash equivalents.

NOTE 4 - RELATED PARTY TRANSACTIONS

As previously mentioned, the Company is a wholly-owned subsidiary of FOBB. The Company files its income taxes on a consolidated basis with FOBB. Periodically the Company computes its stand alone tax liability or tax benefit. The Company then tenders payment to FOBB for any tax liability to date or receives payment from FOBB for any tax benefit to date. At December 31, 2005, FOBB owed the Company $4,595 pursuant to this arrangement.

On May 1, 2005, FOBB contributed furniture and equipment to the Company totaling $14,738. The contributed assets were valued at book value as held by FOBB at the time of transfer.

The Company is affiliated with various entities including Oak Brook Bank (OBB), a wholly-owned subsidiary of FOBB. The Company has a general expense checking account at OBB and the balance in this account was $8,206 at December 31, 2005.

OBB pays substantially all personnel, overhead and operating expenses on behalf of the Company other than commission expense, regulatory fees and clearing and execution charges. The Company reimburses OBB for these expenses. To evidence this arrangement, the Company has entered into a management agreement with OBB whereby the Company agrees to compensate OBB for direct expenses and for the allocated personnel and administrative expenses OBB provides. Either party may terminate this agreement by written notice.

In addition, the Company leases office space from OBB. The terms of the written agreement commencing June 1, 2004 specify an initial period of one year and an automatic renewal for additional one year periods unless written notice is given by either party prior to May 31st of the terminating year. The monthly rent expense per the agreement is $875. OBB charged no rent to the Company until operations began May, 2005. The minimum monthly payments remaining on the current term that expires May 31, 2006 are $4,375.

NOTE 4 - RELATED PARTY TRANSACTIONS - *(Continued)*

The total expenses incurred to OBB relating to the aforementioned agreements for the year ended December 31, 2005 are as follows:

Compensation and related benefits	$ 101,896
Administrative fees	40,000
Occupancy	7,000
Other	18,077
Total	$ 166,973

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital that is the greater of $250,000 or 12.5% of aggregate indebtedness, as defined by the Rule. Net capital and aggregate indebtedness change from day to day, but at December 31, 2005, the Company had net capital and a net capital requirement of $956,109 and $250,000 respectively. The ratio of aggregate indebtedness to net capital was 4%.

NOTE 6 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

The Company and its customers may enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include when-issued securities. These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. When-issued securities provide for the delayed delivery of the

NOTE 6 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK - *(Continued)*

underlying instrument. The credit risk for when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

To execute the aforementioned and other securities transactions, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. Pursuant to terms of this agreement, the Company is required to maintain minimum net capital of $100,000 as defined by SEC Rule 15c3-1 and maintain a $50,000 deposit with the Clearing Broker/Dealer to assure the Company's performance under the agreement. The deposit amount is included in "Receivable from broker/dealers" on the statement of financial condition. The agreement may be terminated by either party with 60 days prior written notification and under certain circumstances the Clearing Broker/Dealer may terminate without prior notification. Additional terms of the agreement state that the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.